UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


"Barclays PLC Posts Excellent Results for 2006" dated February 20, 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 20, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 20, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                  BARCLAYS PLC POSTS EXCELLENT RESULTS FOR 2006

                 Barclays Capital and Barclays Global Investors
                     Again Deliver Outstanding Performances


Barclays PLC announced today a 35% increase in profit before tax for 2006, to US$13,130 million (GBP7,136m). Earnings per share rose 32% to $1.32 (71.9p). The dividend per share increased 17% to $0.57 (31.0p).

The results included excellent performances by the two Barclays PLC businesses with substantial operations in the US: Barclays Capital and Barclays Global Investors (BGI). The results also reflect continued investment in Barclaycard US, the credit card business.

Highlights of the financial results for these businesses included:

- Barclays Capital delivered record results, increasing profit before tax 55% to $4,077 million (GBP2,216m). Total income increased $3,242 million (GBP1,762m) to $11,531 million (GBP6,267m), while net revenues rose 42% to $11,454 million (GBP6,225m). Income grew in a number of businesses, in particular: commodities, fixed income, equities, credit derivatives and leveraged loans, driving record performances in all asset classes. Income increased in all geographic regions with significant contributions outside the UK, from the US, continental Europe and Asia.

- BGI delivered another year of exceptional results. Profit before tax increased 32% to $1,314 million (GBP714m), reflecting very strong income growth and higher operating margins. Total income increased $638 million (GBP347m) to $3,064 million (GBP1,665m). The performance was broadly based across products, distribution channels and geographies. Total assets under management increased by $301 billion to $1,814 billion (31st December 2005:
     $1,513bn), including $68 billion of net new assets.

- Together, Barclays Capital and BGI profit before tax represented 41% of Barclays PLC profit before tax.

"Barclays operations in the US continued to shine, adding luster to our overall performance," said Robert E. Diamond Jr., President of Barclays PLC. "The US growth of Barclays Capital and BGI helped us achieve our Group goal with approximately half of Barclays profits now coming from outside the UK. We look forward to continuing our Americas success in 2007, and are encouraged by the prospects in our US businesses."

THE INFORMATION IN THIS PRESS RELEASE SHOULD BE READ IN CONJUNCTION WITH THE RESULTS ANNOUNCEMENT BEING FILED BY BARCLAYS PLC TODAY WITH THE US SECURITIES AND EXCHANGE COMMISSION BY MEANS OF A CURRENT REPORT ON FORM 6-K, WHICH IS AVAILABLE ON THE SEC WEBSITE AT www.sec.gov

                                    - ENDS -





Footnotes:


1. Financial information in this document was prepared in accordance with International Financial Reporting Standards (or was derived from such information) and (other than certain US dollar figures) has been extracted from Barclays PLC results.

2. Unless otherwise stated, the information in this document relates to the year to 31st December 2006 and is compared to the corresponding year 2005.

3. Profit before tax and net new assets dollar figures are approximate translations of the figures reported today by Barclays PLC in Sterling and derived using the average US$/GBP exchange rate for the year ended 31st December 2006 of $1.84/GBP1. Total assets under management dollar figures are approximate translations of the figures reported today by Barclays PLC in Sterling and derived using the year end US$/GBP exchange rate as at 31st December 2006 of $1.96/GBP1 (31st December 2005 of $1.72/GBP1).

4. Net revenues is reported as Net income in the Barclays PLC Results Announcement issued on 20th February 2007.


For further information please contact:

US Barclays Capital Press Contact:
Peter Truell
+1 212 412 7576
peter.truell@barclayscapital.com

US BGI Press Contact:
Lance Berg
+1 415 597 2045
lance.berg@barclaysglobal.com

UK Press Contacts:
Siobhan Loftus, Global Head of Corporate Communications, Barclays Capital +44 (0)20 7773 7371
siobhan.loftus@barclayscapital.com

Alistair Smith
+44 (0)20 7116 6132
alistair.smith@barclays.com

Investor Relations Contact:
James S Johnson
+44 (0)20 7116 2927
james.johnson@barclays.com






About Barclays PLC
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs over 122,000 people. We move, lend, invest and protect money for over 25 million customers and clients worldwide.

For   further   information   about   Barclays,   please   visit   our   website
www.barclays.com.

About Barclays Capital
Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has the global reach and distribution power to meet the needs of issuers and investors worldwide. Barclays Capital Inc. is a member of the NASD and SIPC.

For further information about Barclays Capital, please visit our website www.barclayscapital.com.


About Barclays Global Investors
Barclays Global Investors is one of the world's largest asset managers and a leading global provider of investment management products and services. It has over 2,900 institutional clients and over $1.8 trillion of assets under management. It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is the global product leader in Exchange Traded Funds (iShares) with over 190 funds for institutions and individuals trading in fifteen markets. Globally, it has $287 billion of iShares assets under management.

For further information about Barclays Global Investors, please visit our website www.barclaysglobal.com.

About Barclaycard
Barclaycard has more than 15 million retail customers world wide including more than 3.5 million in the US through affinity programs. Barclaycard US is one of the fastest growing credit card issuers in the US with more than 40 card partnerships.

(C) 2007 Barclays Global Investors, N.A. All rights reserved. iShares(R) is a registered trademark of Barclays Global Investors, N.A. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Forward-looking statements
This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.


Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Barclays Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Barclays Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Barclays Group's control. As a result, the Barclays Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Barclays Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.